AB 3/9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09058919

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-36843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amvest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. Dublin Granville Rd., Suite 203
(No. and Street)

Columbus (City) Ohio (State) 43229-3314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling F. Chappell 614/431-2004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne Connelly Hill
(Name – *if individual, state last, first, middle name*)

1016 S. High St. (Address) Columbus (City) Ohio (State) 43206 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/17

OATH OR AFFIRMATION

I, Sterling F. Chappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

LINDA L. MORALES
Notary Public, State of Ohio
My Commission Expires 01-03-10

2/25/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amvest Securities, Inc.

Audited Financial Statements

December 31, 2008

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report of Independent Auditor

To the Board of Trustees
Amvest Securities, Inc.

I have audited the accompanying balance sheet of Amvest Securities, Inc. as of December 31, 2008 and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amvest Securities, Inc., as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anne C Hill, CPA

Columbus, Ohio
January 27, 2009

Amvest Securities, Inc.
Balance Sheet
December 31, 2008

ASSETS

Current Assets		
Cash and cash equivalents		$ 27,370
Accounts Receivable		2,246
Securities at market value		32,842
Deferred Tax Asset		3,325
Total Current Assets		65,783
TOTAL ASSETS		$ 65,783

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable		$ 1,318
Accrued Payroll Taxes		1,199
Total Current Liabilities		2,518
Stockholder's Equity		
Common Stock - 750 Shares authorized		
2 Shares issued and outstanding	$ 4,040	
Paid in Capital	32,640	
Treasury Stock	(1,000)	
Accumulated Other Comprehensive Income	(25,726)	
Retained Earnings	53,311	
Total Stockholder's Equity		63,265
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$ 65,783

See notes to the financial statements.

Amvest Securities, Inc.
Income Statement
For the year ended Decembver 31, 2008

Revenues	
Commissions	$ 460,466
Investment Income	29,088
Other	11,714
Total Revenue	501,268
Expenses	
Commissions	409,674
Administrative and General	139,490
Total Expense	549,163
Net Income before Tax	(47,897)
Provision (Benefit) for Income Taxes	
Current	(8,824)
Net Income	$ (39,073)

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Stockholder's Equity
For the year ended December 31, 2008

	Shares Issued and Outstanding	Stated Value	Paid in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance December 31, 2007	2	$ 4,040	$ 25,140	$ (1,000)	$ (14,319)	$ 80,977	$ 94,838
Net Income for 2008 less unrealized gains						(27,666)	(27,666)
Contributed capital			7,500				7,500
Other Comprehensive Income							
Deferred Tax					8,824		8,824
Unrealized Holding Gain					(20,231)		(20,231)
Balance December 31, 2008	2	$ 4,040	$ 32,640	$ (1,000)	$ (25,726)	$ 53,311	$ 63,265

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2008

Cash Flows from Operating Activities	
Net Income	$ (39,073)
Adjustments to reconcile net income to cash (used) by operating activities:	
Unrealized Holding Loss	6,533
Reinvestment of investment income	(538)
Increase in accounts payable	1,318
Decrease in accounts receivable	1,917
Increase in deferred tax asset	(3,325)
Decrease in income tax payable	(6,821)
Decrease in accrued payroll taxes	(2,755)
Net cash provided by oeprating activities	(42,744)
Cash flows from investing activities	
Net sale of investments	25,081
Loss on sale of securities	16,521
Purchase of investments	(21,182)
Net cash provided by investing activities	20,420
Cash flows from financing activities	
Contributed capital	7,500
Net cash provided by financing activities	7,500
Net increase in Cash and Cash Equivalents	(14,824)
Cash and Cash Equivalents - Beginning of Year	42,194
Cash and Cash Equivalents - End of Year	$ 27,370

Note 1 – Summary of Significant Accounting Policies

Business Purpose

Amvest Securities, Inc. (the Company) was incorporated on July 16, 1986 to engage in selling mutual funds, investments and variable contract products. The Company became an Introducing Broker/Dealer in March 2000. In December 2008 the Company became a mutual fund retailer and Registered Investment Advisor firm. The Company's Registered Investment Advisory accounts are carried with Meisrow Financial, Shareholder Services Group and FTJ Fund Choice. The Company does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Income Tax

The Company is a C corporation and had no tax liability in 2008.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Comprehensive Income

The Company reports on comprehensive income in accordance with SFAS No. 130. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain

financial information that historically has not been recognized in the calculation of net income. As of December 31, 2008, the Company's comprehensive income, as shown in the statement of stockholder's equity, consists of unrealized loss on securities held for investment of $6,533.

Deferred Income Taxes

Deferred income taxes are established for temporary differences for net operating carry forwards. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws that will be in effect in the years in which the temporary differences are expected to reverse. There was no loss carry forward at December 31, 2008. The deferred tax benefit at December 31, 2008 was $3,325.

Note 2 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital and the Company's ratio of aggregate indebtedness is not to exceed 15 to 1. At December 31, 2008 the Company had net capital of $66,590 which was $61,590 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 4%.

Note 3 – Lease

The Company leases its office space on an annual basis, with annual lease payments of $9,000.

Independent Auditor's Report on Supplementary Financial Data Pursuant to SEC Rule 17a-5

For the year ended December 31, 2008

The information contained in the schedules on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Columbus, Ohio
January 27, 2009

Amvest Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
December 31, 2008

Net Capital Computation

Stockholder Equity		$ 63,265
Nonallowable assets		
Deferred Taxes	$ 3,325	
		3,325
Net capital before haircuts		66,590
		-
Net Capital		$ 66,590

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 168
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above)	$ 5,000
Excess net capital	$ 61,590

Aggregrate Indebtedness Computation

Total Liabilities	$ 2,518
Total aggregate indebtedness	$ 2,518
Percentage aggregate indebtedness	4%